Exhibit 1

Media Relations Jorge Perez +52 (81) 8888-4334 mr@cemex.com	Investor Relations Eduardo Rendon +52 (81) 8888-4256 ir@cemex.com	Analyst Relations Lucy Rodriguez +1 (212) 317-6007 ir@cemex.com

CEMEX CONTINUES ADDRESSING CLIMATE CHANGE

AND FOSTERING INNOVATION

•	CEMEX publishes its integrated report: “Innovating for a Better World”

MONTERREY, MEXICO. MARCH 26, 2020 – CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX) presented today its Integrated Report 2019: “Innovating for a Better World,” which includes a complete analysis of CEMEX’s strategic vision, operational performance, corporate governance, and value creation at a global level. The report highlights the company’s new Climate Action strategy and its commitment to drive the industry’s innovation by unlocking new value opportunities.

“Our commitment to sustainability is one of the fundamental pillars of our business strategy because we know that it is essential to create lasting value. With the global move towards a 2030 Agenda, we recognize our responsibility to join the collective action to continue positively impacting the world,” said Fernando A. Gonzalez, CEO of CEMEX. “To remain at the forefront of our industry’s evolution, we are empowering innovation to pursue our vision of building a better future for all of our stakeholders.”

Among the main achievements presented in CEMEX Integrated Report 2019 are:

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CEMEX introduction of its new Climate Action strategy, outlining the company’s vision to advance towards a carbon-neutral economy and to address society’s increasing demands more efficiently, which includes a more ambitious strategy to reduce CO2 emissions by 35% by 2030.

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To complement this strategy with a longer-term vision, CEMEX also established an ambition to deliver net-zero CO2 concrete by 2050. CEMEX believes concrete has a key role to play in the transition to a carbon-neutral economy.

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The company achieved an alternative fuels rate of 28%, its highest rate in the past five years. Moreover, 30% of its cement power consumption supplied from renewable energy. These milestones and other mitigation efforts enabled CEMEX to reduce its net CO2 emissions per ton of cementitious product by 22%, compared to its 1990 baseline.

•	CEMEX reached a low level of employee lost-time injuries (LTIs) for the sector and made progress across most of its countries, with 96% of the company’s operations achieving ZERO fatalities and LTIs.

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Through its innovative Growing Platform of shared value programs, CEMEX continued to bring together communities and local authorities to tackle critical social issues, from housing and unemployment to access to basic services. To date, through the company’s various responsible business initiatives, CEMEX has positively impacted more than 17.6 million people around the world, generating shared value and contributing to the United Nations Sustainable Development Goals (SDGs), particularly those related to climate action, life on land, sustainable cities and communities, industry, innovation and infrastructure, and decent work and economic growth.

CEMEX Integrated Report 2019 includes an external verification report carried out by KPMG and was prepared in accordance with the Global Reporting Initiative (GRI) Standards.

To learn more about CEMEX Integrated Report 2019, please visit:

http://www.cemex.com/IntegratedReport2019.

For more information on the company’s Climate Action strategy, please visit:

www.cemex.com/climate-action.

CEMEX is a global building materials company that provides high-quality products and reliable services. CEMEX has a rich history of improving the wellbeing of those it serves through innovative building solutions, efficiency advancements, and efforts to promote a sustainable future. For more information, please visit: www.cemex.com.

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This press release contains forward-looking statements within the meaning of the U.S. federal securities laws. CEMEX intends these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in the U.S. federal securities laws. In some cases, these statements can be identified by the use of forward-looking words such as “may,” “assume,” “might,” “should,” “could,” “continue,” “would,” “can,” “consider,” “anticipate,” “estimate,” “expect,” “plan,” “believe,” “foresee,” “predict,” “potential.” “target,” “strategy,” “intend” or other similar words. These forward-looking statements reflect CEMEX’s current expectations and projections about future events based on CEMEX’s knowledge of present facts and circumstances and assumptions about future events, as well as CEMEX’s current plans based on such facts and circumstances. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from CEMEX’s expectations.

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